UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

FORMATION MINERALS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

81726B108
(CUSIP Number)

Sze Tang (Albert) Li 1 Scotts Road #24-10 Singapore 228208 Singapore
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 81726B108	SCHEDULE 13D	Page 1 of 5

1	name of reporting person Sze Tang (Albert) Li
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Canada
number of shares beneficially owned by each reporting person with	7	sole voting power 26,384,000
	8	shared voting power 500,000
	9	sole dispositive power 26,384,000
	10	shared dispositive power 500,000
11	aggregate amount beneficially owned by each reporting person 26,884,000
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 29.42%(1)
14	type of reporting person* IN

*	SEE INSTRUCTIONS

(1)	Percentage is based on 91,377,034 shares of common stock, par value $0.01 per share (“Common Stock”) of Formation Minerals, Inc., a Nevada corporation, formerly known as SensaSure Technologies Inc. (the “Issuer”), issued and outstanding on May 10, 2024, based on information provided by the Issuer.

CUSIP No. 81726B108	SCHEDULE 13D	Page 2 of 5

1	name of reporting person Affluence Asset Holdings PTE. Ltd.
2	check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	sec use only
4	source of funds* WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Singapore
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 500,000
	9	sole dispositive power 0
	10	shared dispositive power 500,000
11	aggregate amount beneficially owned by each reporting person 500,000
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13	percent of class represented by amount in row (11) 0.55%(1)
14	type of reporting person* OO

(1)	Percentage is based on 91,377,034 shares of Common Stock issued and outstanding on May 10, 2024, based on information provided by the Issuer.

CUSIP No. 81726B108	SCHEDULE 13D	Page 3 of 5

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Formation Minerals, Inc. a Nevada corporation, formerly known as SensaSure Technologies Inc. (the “Issuer”). The Issuer’s principal executive offices are located at P.O. Box 67, Jacksboro, Texas 76458.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Sze Tang (Albert) Li, an individual (“Mr. Li”), and Affluence Asset Holdings PTE. Ltd., a company organized in Singapore (“Affluence”). The foregoing persons are hereinafter sometimes referred to as the “Reporting Persons”. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D and all subsequent amendments jointly in accordance with the provisions of Rule 13d-1(k) of the Act. The filing of this Schedule 13D should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	Mr. Li’s principal business address is 1 Scotts Road #24-10, Singapore 228208, Singapore. Affluence’s principal business address is 9 Raffles Place #26-00, Republic Plaza, Singapore 048619, Singapore.

(c)	Mr. Li presently serves as the owner and sole director and officer of Affluence, whose principal business is investment holdings.

(d)	During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, no Reporting Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Li is a citizen of Canada and Affluence is a company organized in Singapore.

Item 3. Source or Amount of Funds or Other Consideration.

On or about January 15, 2021, Mr. Li purchased 3,274,000 shares of Common Stock for $0.07 per share, through a subscription agreement using personal funds. On May 9, 2024, Mr. Li received 23,110,000 shares of Common Stock as compensation for his services as an advisor to the Issuer in connection with the transactions contemplated in that agreement and plan of merger, (the “Merger Agreement”), entered into on December 11, 2023, by and among SensaSure Technologies, Inc, Formation Minerals, Inc., a Nevada corporation and a direct, wholly-owned subsidiary of SensaSure Technologies, Inc. (“Merger Sub”), and Verde Bio Holdings, Inc. (“Verde”), a Nevada corporation, pursuant to which Merger Sub merged with and into Verde, with Verde surviving as a direct, wholly owned subsidiary of SensaSure Technologies, Inc, and the surviving corporation of the merger, currently known as the Issuer which transaction is referred to herein as the merger (the “Merger”).

On or about May 19, 2023, Affluence purchased 500,000 shares of Common Stock for $0.065 per share, through a subscription agreement, using cash on hand.

CUSIP No. 81726B108	SCHEDULE 13D	Page 4 of 5

Item 4. Purpose of Transaction.

Mr. Li purchased 3,274,000 shares of Common Stock for investment purposes. Mr. Li also received 23,110,000 shares of Common Stock as compensation for his services as advisor to the Issuer in connection with the transactions contemplated in the Merger Agreement. He holds such shares for investment purposes.

Except as otherwise described herein, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each Reporting Person reserves the right, at any time and from time to time, to review or reconsider such Reporting Person’s position and/or change such Reporting Person’s purpose and/or formulate plans or proposals with respect thereto.

The Reporting Persons intend to review from time to time their investment in the Issuer and the Issuer’s business affairs, financial position, performance and other investment considerations. The Reporting Persons may from time to time engage in discussions with the Issuer, its directors and officers, other stockholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Based upon such review and discussions, as well as general economic, market and industry conditions and prospects and the Reporting Persons’ liquidity requirements and investment considerations, and subject to the limitations in the agreements described below, the Reporting Persons may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 91,377,034 shares of Common Stock issued and outstanding as of May 10, 2024 based on information provided by the Issuer. Mr. Li serves as the sole director, officer and beneficial owner of Affluence and, accordingly, Mr. Li may also be deemed to beneficially own the shares of Common Stock held directly by Affluence.

Reporting Person	Amount held directly	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Mr. Li	26,884,000	29.42%	26,384,000	500,000	26,384,000	500,000
Affluence	500,000	4.11%	0	500,000	0	500,000

CUSIP No. 81726B108	SCHEDULE 13D	Page 5 of 5

(c)	The Reporting Persons have not, to the best of their knowledge, have engaged in any transaction with respect to the Common Stock of the Issuer during the sixty days prior to the date of filing this Schedule 13D.

(d)	To the knowledge of the Reporting Persons, no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons as reported in this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Merger Agreement, Mr. Li received 23,110,000 shares of Common Stock as compensation for his services as an advisor to the Issuer in connection with the transactions contemplated in the Merger Agreement.

Item 7. Material to be filed as Exhibits.

Exhibit	Description
99.1	Agreement of Joint Filing, dated as of September 23, 2024, by and between the Reporting Persons.
99.2	Agreement and Plan of Merger, dated December 11, 2023, by and among Formation Minerals, Inc. and Verde Bio Holdings, Inc. (Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Formation Minerals, Inc. on December 15, 2023.)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2024	SZE TANG (ALBERT) LI

/s/ Sze Tang (Albert) Li

AFFLUENCE ASSET HOLDINGS PTE. LTD.

	By:	/s/ Sze Tang (Albert) Li
Sze Tang (Albert) Li
Authorized Signatory

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